SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                        Commission File Number 000-16665

(Check One)

[ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

    For period ended March 31, 2007


[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

    For the transition period ended_____________________________________________


      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant                 Scores Holding Company, Inc.


      Address of principal executive office   50 Main Street, Suite 1000
      City, State and Zip Code                White Plains, New York 10606

                                     PART II
                             RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [x] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to unanticipated delays in completing its unaudited financial statements for the period ended March 31, 2007, Registrant has only recently provided such financial statements and related data to its independent accountants for review. Registrant expects its Form 10-QSB to be filed on or before May 21, 2007.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

          Adam S. Gottbetter, Esq.     (212)                 400-6900
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                                    (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                                  [ ] Yes [X] No

      Form 10-KSB for the year ended December 31, 2006 Form 10-QSB for the period ended September 30, 2006 Form 10-QSB for the period ended March 31, 2006

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      Preliminary estimates of certain key indicators show material differences from the period ended March 31, 2006 to the period ended March 31, 2007 (all 2006 numbers are approximate).

Current assets increased by 18% from $394,538 to $465,999. Current liabilities decreased by 31% from $238,360 to 164,529. Net income decreased by 26% from $212,731 to $157,362. Royalty revenues, which is the Company's primary source of funds, decreased 17% from $440,126 to $367,139.

                          Scores Holding Company, Inc.
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2007                                  By: /s/ Curtis Smith
                                                        -----------------------
                                                        Curtis Smith
                                                        Chief Financial Officer


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